Höganäs

Date/Datum 15 February 2006

Our ref./Unser Zeichen /bh

Your letter/Ihre Nachricht vom

Your ref./Ihr Zeichen

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 07 2006
WASH. D.C.
213

06011506

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

SUPPL

Re.: Rule 12g3-2(b)
File No. 82-3754

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Höganäs AB is subject to the Exchange Act.

PROCESSED
MAR 09 2006
THOMSON FINANCIAL

Yours sincerely,
HÖGANÄS AB (publ)

Birgit Holst

Encl. Press release Election Committee and Year End Report 2005

dlw 3/9

Bl. 4730

Postal address/Postanschrift
Höganäs AB (publ)
S-263 83 Höganäs
Sweden/Schweden

Org. No. 556005-0121

Telephone/Telefon +46 42 33 80 00

Telefax +46 42 33 83 60

Telex 72368 HBADMS

Executive Group +46 42 33 80 80

File No. 82-3754

PRESSRELEASE

The Election Committee's proposal for Board Members of Höganäs AB

The Election Committee has informed Höganäs of its proposal to the Annual General Meeting on 25 April 2006 to elect nine Board Members. The Election Committee will propose the re-election of Alrik Danielson, Jenny Lindén Urnes, Magnus Lindstam, Bernt Magnusson, Per Molin and Agnete Raaschou-Nielsen and the election of Bengt Kjell, Oystein Krogen and Hans-Olof Olsson as new Board Members. Ulf G. Lindén and Hans Mivér have declined re-election. Furthermore the Election Committee proposes the election of Per Molin as Chairman of the Board of Directors.

Bengt Kjell, born 1954, is Vice President of Industrivärden with responsibility for investment activities. He is Chairman of the Board of Directors of Kungsleden AB, Indutrade AB and Isaberg Rapid AB and Member of the Board of Directors of inter alia Pandox AB, Munters AB and Helsingborgs Dagblad.

Tech. Dr. Oystein Krogen, born 1966, is in charge of the development of Electrical Motors within the Danaher Group and has previously been inter alia a research engineer in Höganäs. He has no other assignments as a board member.

Hans-Olof Olsson, born 1941, is SVP & Chief Marketing Officer in Ford Motor Company. He is Chairman of the Board of Directors of inter alia Volvo Cars and a Member of the Board of Directors of inter alia Ford VHC, Lindab, Premier Automotive Group, Vattenfall and the Swedish-American Chamber of Commerce, New York.

The Members of the Election Committee for Höganäs are Ulf G. Lindén, representing Lindéngruppen, being the present Chairman of the Board of Directors, Carl-Olof By, representing Industrivärden, Mikael Garton, representing SEB Fonder, and Henrik Didner, representing Didner & Gerge Fonder AB.

The notice for the Annual General Meeting 2006 is expected to be published around 20 March.

The complete proposal of the Election Committee for resolutions at the Annual General Meeting 2006 and additional information regarding the proposed Board Members and an account of the work performed by the Election Committee will be given in connection with the publishing of the notice for the Annual General Meeting.

Höganäs, 14 February 2006

THE BOARD OF DIRECTORS

Höganäs was founded in 1797 and is today a leader within the iron and metal powder industry. End products are mainly used by the automotive industry and home appliances, lawn and garden and hand-tools. In 2005 the turnover was MSEK 4 594 (4 162) and income before tax MSEK 408 (600). Höganäs is listed on the Stockholm Stock Exchange's A-list. For further information please visit our website www.hoganas.com

File No. 82-3759

HÖGANÄS AB (publ) corporate ID no. 556005-0121

YEAR END REPORT 2005

Highlights

MSEK	Q4		Q1-4	
Net sales	1214	15%	4594	10%
Operating income [1]	109	8%	455	10%
Operating margin [1], %	9.0	9.6	9.9	10.4
Operating income	131	-15%	461	-23%[2]
Operating margin, %	10.8	14.6	10.0	15.1[2]
Income before tax	115	-22%	408	-28%[2]
Income after tax	75	-27%	290	-28%[2]
Earnings per share, SEK	2.15	3.10	8.40	12.80
/share	48	46	48	46
Equity/assets ratio, %				

[1] Excluding non-recurring items, forward contracts and divested operations.

[2] SCM's copper operation has been excluded from comparison with the previous year.

- Operating income increased 10% year on year to MSEK 455 excluding non-recurring items and forward contracts (MSEK 412 excluding divested unit).
- Total non-recurring costs were MSEK 124, of which MSEK 88 were write-downs on facilities and goodwill effected in the third quarter. Additional bad debt of MSEK 6 was posted in the fourth quarter.
- The US powder market rallied somewhat in the fourth quarter. In volume terms, the global market for iron powder was weak in 2005, mainly because of slack US demand.

GROUP

NET SALES

Full year 2005

Net sales were MSEK 4 594 in the year, a 16% increase excluding SCM's copper operation. Currency effects exerted a positive turnover impact of 2%.

Volumes, excluding the copper operation, were down 2% on the previous year. Volume growth reflects weaker global market progress than in 2004. Sales volumes were affected by customers reducing inventory levels in 2005, itself the consequence of bringing deliveries in late 2004 forward to mitigate the increased price surcharges of early 2005.

North American car sales for 2005 were consistent with the previous year. After a weak start to the year, a temporary rally occurred through the summer months due to a discounting program introduced in the US. Production was also consistent with the previous year. Increased sales of smaller and more fuel-efficient vehicles, and US automakers losing market share, has resulted in the US powder market - representing 50% of global volumes - contracting in 2005, although there was some recovery in the fourth quarter. Markets in Western Europe also remained weak, with growth in Asia and South America unable to offset these downturns, which meant that overall, global powder market volumes declined.

Nevertheless, Höganäs' volumes on the American market were healthy. Progress in Western Europe remained negative. Volumes in Eastern Europe and South America remained robust and in Asia, progress varied, with positive performance in Japan and Southeast Asia.

Fourth quarter 2005

Turnover grew by 15% year on year in the fourth quarter. These gains are mainly due to higher prices, caused by higher raw materials prices. Volumes were up 5% in the fourth quarter, quarter on quarter, and consistent with previous quarters of 2005. Volumes benefited in the final quarter 2004 because of the stated effect of deliveries being brought forward, implying that volumes were 8% lower than in the corresponding quarter of the previous year. Currency effects caused turnover to increase by 8%.

EARNINGS

Full year 2005

Year-2005 operating income was MSEK 461 (MSEK 600 excluding the SCM copper operation). Excluding the following non-recurring items totalling MSEK 124 and earnings from currency forward contracts operating income was MSEK 455, i.e. a 10% increase compare to last year excluding divested units.

Total non-recurring costs were MSEK 124. MSEK 6 of bad debt in the UK was posted in the fourth quarter. Of total non-recurring costs of MSEK 124 posted to earnings, MSEK 88 was write-downs on facilities and goodwill amortisation in the UK, China, the US and Brazil, a consequence of the review of production structure conducted in the year. In addition, earnings in the year were adversely affected by an imbalance between raw materials costs and price surcharges. The fourth quarter was also subject to a smaller-scale negative imbalance, mainly dependent on scrap and molybdenum. The market prices of nickel and copper rose in the fourth quarter, while those of scrap and molybdenum fell.

Other operating income and operating expenses amounted to MSEK 180 (166) including items such as earnings from currency forward contracts and CO_2 emission rights. Earnings from currency forward contracts were MSEK 129 (188).

Income before tax was MSEK 408 (MSEK 567 excluding the divested copper operation). Apart from lower operating income, income before tax was also reduced by deteriorated net financial income and expenses, mainly caused by higher interest costs associated with loans and USD hedging.

Income after tax was MSEK 290 (438), or SEK 8.40 (12.80) per share. The effective tax rate was 28.9% (28.7), which is higher than previous quarters. This is caused by a revaluation in the forth quarter of a deferred tax item, which has affected the group's total tax cost – however not paid out. For 2006 the effective tax rate is estimated at 26%.

Fourth quarter 2005

Operating income was MSEK 131 (MSEK 154 excluding the SCM copper operation). Income excluding earnings from currency forward contracts and non-recurring items was MSEK 109 (101), equivalent to margins of 9.0% (9.6). In the fourth quarter, price surcharges did not fully compensate for the increased metals costs.

Income before tax was MSEK 115 (MSEK 147 excluding the SCM copper operation). The lower income is due to the aforementioned deteriorated net financial income and expenses and lower operating income.

BUSINESS AREAS

Iron Powder

The Iron Powder business area's net sales grew by 14% to MSEK 3 370, the turnover increase largely due to increased prices from surcharges. The business area's volumes were consistent with the previous year. Volume growth was highest in Eastern Europe, North America, South America and some Asian countries.

Operating income was adversely affected by MSEK 6 of bad debt in the quarter, and by write-downs, bad debt and the revaluation of raw materials in the previous quarter. As previously, earnings from forward contracts are included in the Iron Powder operation's income. Operating income for 2005 excluding non-recurring items and forward contracts was MSEK 313 (283) and margins were 9.3% (9.6). Accordingly, margins were unchanged despite an imbalance between raw materials costs and price surcharges in 2005.

High-Alloy Metal Powder

High-Alloy Metal Powder's net sales amounted to MSEK 1 245, a year-on-year increase of 19% excluding the SCM copper operation, divested previously. Turnover gains were mainly dependent on price compensation for higher costs of materials.

In 2005, volumes decreased by 9% year on year, excluding the aforementioned divested business. Volumes increased in North America and Japan, but reduced in other markets.

YTD operating income excluding non-recurring items was MSEK 143, against a figure of MSEK 129 for the previous year excluding SCM's copper operations. Excluding non-recurring items, margins were 11.5% (12.3% excluding SCM's copper operation).

PROFITABLITY

Return on capital employed was 12.0% (17.8), while return on equity was 12.2% (21.0). Returns are calculated on the most recent 12-month period.

FINANCIAL POSITION AND CASH FLOW

At the end of the period, the equity/assets ratio was 48.5% against 46.3% at year-end 2004. Shareholders' equity per share was SEK 73, against SEK 64 as of 1 January.

Consolidated financial net debt was MSEK 1 387, an increase of MSEK 47 since year-end. Net financial income and expenses were MSEK -53 (-35). The deteriorated net financial income and expenses is mainly caused by higher interest costs associated with loans and USD hedging.

Cash flow from ongoing activities was MSEK 422. This can be set against MSEK 383 for the corresponding period of the previous year. Working capital increased by MSEK 72 on year-end 2004 mainly due to higher inventories. Investments in fixed assets amounted to MSEK 260 (286).

HUMAN RESOURCES

Höganäs had 1 551 employees at the end of the period,
against 1 577 as of 1 January 2005. First and foremost, the decrease is sourced from previously divested subsidiary Höganäs Verkstads AB.

PARENT COMPANY

Parent company net sales were MSEK 2 490 (2 209), MSEK 1 087 of which to group companies. Income after financial items was MSEK 300 (442). Net investments in tangible fixed assets were MSEK 126 (143). Parent company liquid funds were MSEK 30 at the end of the period, compared to MSEK 18 as of 1 January 2005.

Subsidiary Höganäs Verkstads AB was divested in April. External turnover in 2004 was MSEK 11 and total assets were MSEK 20. Capital gains were in the parent company MSEK 6 and MSEK 0 in the Group.

EFFECTS OF THE ADOPTION OF IFRS, etc.

The stipulations of IAS 39, which governs the accounting of financial instruments, have the biggest impact on Höganäs. The adoption of IFRS means all financial instruments being continuously valued at market price. IAS 39 should be adopted from 1 January 2005, and is exempt from the stipulation regarding the re-calculation of the comparative year. This disclosure increased the opening balance of shareholders' equity as of 1 January 2005 by some MSEK 270.

The total number of CO_2 emission rights received have been accounted as an intangible asset and other operating income, accounted at cost based on their first official quotation. Rights utilised are accounted at cost as cost of goods sold and provision. Thus, net remaining rights affected net income by MSEK 7. The EU has yet to resolve on how emission rights should be valued. The market value of this intangible asset as of the balance sheet date was some MSEK 14 higher than book value, after adjustment for the emission rights already exercised.

STOCK OPTION PLAN

A stock option plan was implemented in 2000, with the final exercise date of 31 May 2005. During the year,
580 600 options were redeemed for shares, and as a result, shareholders' equity increased by MSEK 107.

STRATEGY

Höganäs realigned the group's strategy through the autumn and will be building on its strengths: innovation, cost-efficiency and the corporation's global presence through sales and production networks. Höganäs will intensify its activities focused on profitable growth, primarily focusing on development activities in closer collaboration with end-customers, supply strategies based on procurement and in-house production, pricing strategies and cutting working capital levels. Consolidated key figures were revised coincident with the strategic review and the following figures apply at consolidated level: operating margin of 15%, return on capital employed of 20% and annual target growth of 6-8% over a business cycle.

ELECTION COMMITTEE

The Election Committee, announced coincident with the Q3 Report, comprises Chairman of the Board Ulf G Lindén, Carl-Olof By of Industrivärden, Mikael Garton of SEB Mutual Funds and Henrik Didner of Didner & Gerge Fonder AB. The Chairman of the Board also chairs this Committee.

DIVIDENDS

The Board of Directors is proposing a dividend of SEK 5.75 (5.75) per share to the Annual General Meeting.

OUTLOOK FOR 2006

Höganäs anticipates the positive progress on Asian and South American powder markets, and the weaker progress in Europe and the US, continuing. Höganäs expects metal prices to remain volatile in 2006.

Earnings from currency forward contracts are estimated to be substantially lower than in 2005 based on today's currency rates.

Board of Directors

Höganäs, Sweden, 14 February 2006

ACCOUNTING PRINCIPLES

This Report has been prepared pursuant to IFRS (International Financial Reporting Standards), IAS 34. Previous years' figures, key indicators, diagrams and tables have been recalculated.

FINANCIAL INFORMATION

Höganäs intends to publish the following financial information for 2006:

- *First-quarter Interim Report 2006, 19 April 2006*
- *Second-quarter Interim Report 2006, 14 July 2006*
- *Third-quarter Interim Report 2006, 20 October 2006*

Höganäs AB (publ), SE-263 83 Höganäs, Sweden
tel +46 (0)42 33 80 00 fax +46 (0)42 33 83 60
www.hoganas.com

CONSOLIDATED INCOME STATEMENT

MSEK	Q 4 2005	Q 4 2004	Year 2005	Year 2004	Excl SCM
Net sales	1 214	1 052	4 594	4 162	3 976
Cost of goods sold	- 988	- 793	-3 795	-3 184	-3 036
Gross profit	**226**	**259**	**799**	**978**	**940**
Selling expenses	- 60	- 55	-213	-202	- 196
Administrative expenses	- 50	- 50	-182	-179	- 176
R&D costs	- 35	- 19	-123	-114	- 111
Other operating income	56	27[1)]	204	175[2)]	152
Other operating expenses	- 6	- 6	-24	-9	- 9
Operating income	**131**	**156**	**461**	**649**	**600**
Operating margin, %	10,8	14,8	10,0	15,6	15,1
Financial income	6	1	20	11	11
Financial expenses	- 22	- 8	-73	-46	- 44
Income after financial items	**115**	**149**	**408**	**614**	**567**
Tax	- 40	-44	-118	-176	- 167
Minority share	0	0	0	0	0
Net income	**75**	**105**	**290**	**438**	**400**
Depreciation and write-downs for the period	**-69**	**-63**	**-276**	**-263**	**- 259**
Earnings per share, SEK	2,15	3,10	8,40	12,80	11,70
Average no. of shares ('000)	34 798	34 217	34 594	34 217	34 217
No. of shares at end of period ('000)	34 798	34 217	34 798	34 217	34 217

1) whereof gain on sale of SCM Copper Business 3 MSEK

2) whereof gain on sale of SCM Copper Business 23 MSEK

CONSOLIDATED BALANCE SHEET

MSEK	31 Dec 2005	31 Dec 2004
Intangible fixed assets	221	179
Tangible fixed assets	2 621	2 514
Financial fixed assets	107	90
Inventories	1 214	1 074
Current receivables	968	828
Liquid funds/assets	122	74
Total assets	**5 253**	**4 759**
Shareholders´ equity	2 549	2 203
Interest-bearing liabilities and provisions	1 509	1 414
Non-interest-bearing liabilities and provisions	1 195	1 142
Total liabilities and shareholders´ equity	**5 253**	**4 759**

CHANGES IN SHARHOLDERS´ EQUITY

MSEK	Helår 2005	Helår 2004
Opening balance	2 202	1 963
Effects of the change in accounting principles	271	-
Financial instruments, change fair value	- 221	-
Sale of own shares	107	-
Dividends	- 199	- 171
Tax accounted directly to shareholders´ equity	-	- 10
Translation differences	99	- 17
Net income	290	438
Closing balance	**2 549**	**2 203**

NET SALES BY MAIN MARKET

MSEK	Q 4 2005	Q 4 2004	Year 2005	Year 2004
Europe	432	407	1 706	1 545
America	369	294	1 413	1 274
Asia	402	341	1 433	1 306
Other	11	10	42	37
Total	**1 214**	**1 052**	**4 594**	**4 162**

CONSOLIDATED QUARTERLY DATA

MSEK	Q 4 2005	Q 3 2005	Q 2 2005	Q 1 2005	Q 4 2004	Q 3 2004	Q 4 2004	Q 1 2004
Net sales	1 214	1 149	1 136	1 095	1 052	977	1 091	1 042
Costs	-1 008	-942	-917	- 866	- 836	- 774	- 853	- 810
Non-recurring items	-6 [2)]	-88 [3)]	-30 [2)]		3 [1)]		20 [1)]	
Depreciation and amortisation	-69	-71	-69	-67	-63	-66	-68	-66
Operating income	131	48	120	162	156	137	190	166
Income before tax	115	34	110	149	149	129	179	157
Income after tax	75	26	83	106	105	93	128	112
Operating margin, %	10,8	4,2	10,6	14,8	14,8	14,0	17,4	15,9
Operating margin, % excl. non-recurring items	11,3	11,8	13,2	14,8	14,5	14,0	15,6	15,9

1) gain on sale of SCM Copper Operation
2) bad debts/reevaluation inventories
3) write-downs fixed assets/goodwill

KEY INDICATORS

	Year 2005	Year 2004
Capital employed, MSEK	4 058	3 617
Return on capital employed [1)], %	12,0	17,8
RoCE excluding non-recurring items [1)], %	15,3	17,1
Shareholders' equity, MSEK	2 549	2 203
Return on equity [1)], %	12,2	21,0
RoE excluding non-recurring items [1)], %	17,4	19,9
Shareholders' equity per share, SEK	73,30	64,40
Equity/assets ratio, %	48,5	46,3
Financial net debt, MSEK	1 387	1 340
Dept/equity ratio, multiple	0,54	0,61
Interest coverage ratio, multiple	8,7	18,5
No of employees, end of period	1 551	1 577

1) Last 12 months

CASH FLOW STATEMENT

MSEK	Year 2005	Year 2004
Cash flow before change in working capital	494	754
Change in working capital	- 72	- 371
Cash flow from operations	**422**	**383**
Investment activities	- 233	38
Cash flow after investment activities	**189**	**421**
Change in long-term loans	- 60	- 249
Sale of own shares	107	-
Dividends	- 199	- 171
Cash flow for the period	**37**	**1**
Liquid funds, opening balance	74	75
Exchange rate differences in liquid funds	11	- 2
Liquid funds, closing balance	**122**	**74**


NET SALES (MSEK)
YTD
5 000
4 500
4 000
3 500
3 000
2 500
2 000
1 500
1 000
500
0
2004
2005


OPERATING INCOME (MSEK)
YTD
800
700
600
500
400
300
200
100
0
2004
2005


EARNINGS PER SHARE (SEK)
YTD
16,00
14,00
12,00
10,00
8,00
6,00
4,00
2,00
0,00
2004
2005

Excl SCM Copper Business
SCM Copper Business

REPORTING PER BUSINESS AREA

	Net sales				Operating income			
	Q 4	Q 4	Year	Year	Q 4	Q 4	Year	Year
MSEK	2005	2004	2005	2004	2005	2004	2005	2004
Iron Powder	902	806	3 370	2 954	109	131	329	471
High-Alloy Metal Powder	317	250	1 245	1 236	22	22	132	155
Gain on sale of SCM Copper Operation						3		23
Intra group adjustment	- 5	- 4	-21	-28				
Total, group	**1 214**	**1 052**	**4 594**	**4 162**	**131**	**156**	**461**	**649**

BUSINESS AREA - IRON POWDER

	Q 4 2005	Q 4 2004	Year 2005	Year 2004
Net sales, MSEK	902	806	3 370	2 954
Operating income, MSEK	109	131	329	471
Operating margin, %	12,1	16,3	9,8	15,9
Assets, MSEK			3 950	3 681
Liabilities, MSEK			620	544
Net investments, MSEK	45	82	213	255
Depreciation, MSEK	64	60	242	229

BUSINESS AREA - HIGH-ALLOY METAL POWDER

	Q 4 2005	Q 4 2004	Year 2005	Year 2004
Net sales, MSEK	317	250	1 245	1 236
Operating income [1], MSEK	22	22	132	155
Operating margin [1], %	6,9	8,8	10,6	12,5
Assets, MSEK			1 247	1 051
Liabilities, MSEK			165	163
Net investments, MSEK	7	11	30	- 271
Depreciation, MSEK	5	3	34	34

[1] excl. gain on sale of SCM Copper Operation

COMPARATIVE INFORMATION REGARDING THE SALE OF THE SCM COPPER OPERATION

The numbers for the sold business are taken from the internal operative system

CONSOLIDATED INCOME STATEMENT	Höganäs Group		SCM Copper Operation		Höganäs Group excl. SCM Copper	
MSEK	Year 2005	Year 2004	Year 2005	Year 2004	Year 2005	Year 2004
Net sales	4 594	4 162		186	4 594	3 976
Cost of goods sold	-3 795	-3 184		- 148	-3 795	-3 036
Gross profit	**799**	**978**		**38**	**799**	**940**
Selling expenses	-213	-202		-6	-213	-196
Administrative expenses	-182	-179		-3	-182	-176
R&D costs	-123	-114		-3	-123	-111
Other operating income	204	175[1)]		23[1)]	204	152
Other operating expenses	-24	-9			-24	-9
Operating income	**461**	**649**		**49**	**461**	**600**
Operating margin, %	10,0	15,6		14,0[2)]	10,0	15,1
Financial income	20	11			20	11
Financial expenses	-73	-46		-2	-73	-44
Income after financial items	**408**	**614**		**47**	**408**	**567**
Tax	-118	-176		-9	-118	-167
Minority share	0	0			0	0
Net income	**290**	**438**		**38**	**290**	**400**
Depreciation and write-downs for the period	-276	-263		-4	-276	-259

[1)] whereof gain on sale of SCM Copper Operation 20 MSEK
[2)] whereof gain on sale of SCM Copper Operation 23 MSEK
[3)] excl. gain on sale of SCM Copper Operation

Balance sheet is omitted because the Copper Operation was sold in May 2004.

CASH FLOW STATEMENT	Höganäs Group		SCM Copper Operation		Höganäs Group excl. SCM Copper	
MSEK	Year 2005	Year 2004	Year 2005	Year 2004	Year 2005	Year 2004
Cash flow before change in working capital	494	754		30	494	724
Change in working capital	- 72	- 371		- 41	- 72	- 330
Cash flow from operations	**422**	**383**		**- 11**	**422**	**394**
Investment activities	- 233	38		298	- 233	- 260
Cash flow after investment activities	**189**	**421**		**287**	**189**	**134**
Financing activities	- 60	- 249				
Sale of own shares	107	-				
Dividends	- 199	- 171				
Cash flow for the period	**37**	**1**				
Liquid funds, opening balance	74	75				
Exchange rate differences in liquid funds	11	- 2				
Liquid funds, closing balance	**122**	**74**				